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                                                               Exhibit 99.(a)(9)

                                                       Contact: Mark Fredrickson
                                                     (508) 435-1000 (ext. 77137)
FOR IMMEDIATE RELEASE                                   fredrickson_mark@emc.com


                           EMC CORPORATION COMMENCES
                        TENDER OFFER FOR SOFTWORKS, INC.

HOPKINTON, Mass. - December 23, 1999 -- EMC Corporation announced today that it has commenced a tender offer for all shares of Softworks, Inc., for $10.00 net per share in cash. The tender offer is pursuant to the previously announced definitive agreement, which was approved by the boards of directors of both EMC and Softworks prior to the December 21, 1999, announcement. Softworks' board also recommended to its shareholders that they accept the offer to tender their shares. The offer and withdrawal rights will expire at 5:00 p.m. Eastern Standard Time on January 25, 2000, unless extended.

         Following the tender offer, all remaining shares of Softworks will be converted into the right to receive the same cash price in accordance with the agreement. The transaction is valued at approximately $192 million.

         In conjunction with the agreement, holders of approximately 42% of the outstanding shares of Softworks common stock have agreed to tender their shares.

         The tender offer is conditioned on receipt of a majority of Softworks' outstanding shares, including the shares referenced above which the holders have agreed to tender. The tender offer and the other transactions contemplated by the agreement are also subject to customary conditions, including expiration of applicable waiting periods under pre-merger notification regulations.

         Softworks was ranked among Business Week's 1999 Hot Growth list of America's 100 fastest-growing companies. Softworks' products improve the management, performance and integrity of critical corporate information across Windows NT, UNIX, OS/390, and MVS platforms. Softworks' customers include nearly 90% of the Fortune 100 and more than half of the Fortune 500. Softworks is a member of the FibreAlliance, an open industry consortium developing standards for managing storage area networks (SANs), and the EMC E-Infostructure Developers Program.




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EMC COMMENCES TENDER OFFER FOR SOFTWORKS, INC.                            PAGE 2



     EMC Corporation, a Fortune 500 company, based in Hopkinton, Massachusetts, is the world's technology and market leader in the rapidly growing market for intelligent enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect and share information from all major computing environments, including Unix, Windows NT, Linux and mainframe platforms. The company has offices worldwide, trades on the New York Stock Exchange under the symbol EMC, and is a component of the S&P 500 Index. For further information about EMC and its storage solutions, EMC's corporate web site can be accessed at http://www.EMC.com.

     This release contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) component quality and availability; (ii) delays in the development of new technology and the transition to new products;
(iii) competitive factors, including but not limited to pricing pressures, in the computer storage and server markets; (iv) the relative and varying rates of product price and component cost declines; (v) economic trends in various geographic markets and fluctuating currency exchange rates; (vi) deterioration of termination of the agreements with certain of the Company's resellers or OEMs; (vii) the uneven pattern of quarterly sales; (viii) risks associated with strategic investments and acquisitions; (ix) Year 2000 issues; and (x) other one-time events and other important factors disclosed previously and from time to time in EMC's filings with the U.S. Securities and Exchange Commission.

                                     # # #

     EMC is a registered trademark of EMC Corporation. Other trademarks are the property of their respective owners.




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